UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13 a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2015

Perusahaan Perseroan (Persero)

PT Telekomunikasi Indonesia Tbk

(Exact name of Registrant as specified in its charter)

Telecommunications Indonesia

(A  state-owned public limited liability Company)

(Translation of registrant’s name into English)

Jl.  Japati No. 1 Bandung 40133, Indonesia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☑             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐           No ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐           No ☑

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

Date April 22, 2015

Perusahaan Perseroan (Persero)

PT Telekomunikasi Indonesia Tbk

-----------------------------------------------------

(Registrant)

By: /s/ Andi Setiawan

----------------------------------------------------

(Signature)

Andi Setiawan

VP Investor Relations

ANNOUNCEMENT OF

SUMMARY OF MINUTES OF ANNUAL GENERAL MEETING OF SHAREHOLDERS FOR THE 2014 FINANCIAL YEAR
PT TELKOM INDONESIA (PERSERO) Tbk

(No.Tel 104/PR000/COP-A0070000/2015)

The Board of Directors of PT Telkom Indonesia (Persero) Tbk, (hereinafter referred as the “Company”), hereby announces that the Company has convened the Annual General Meeting of Shareholders (hereinafter referred as the “Meeting”) on:

                      Day/Date        : Friday, April 17,  2015

                Time                 : 14.59 Jakarta Time until 18.22 Jakarta Time

                Place                 : Flores Room, Hotel Borobudur
  Jl.  Lapangan Banteng Selatan, Jakarta 10710

The Meeting was attended by all members of the Board of Commissioners and the Board of Directors of the Company (except Mister HADIYANTO as Commissioner of the Company who was absence) and the holder/representative of Series A Dwiwarna Share and holder/ representative of Series B Share collectively representing 80,889,851,641 shares or constituted 82.39% of the total number of shares having legal voting rights which have been issued by the Company up to the date of the Meeting (excluding the buy back shares in the total amount of 98,175,853,600 shares); by taking into account the Company's Shareholders Register as per March 25, 2015 up to 16.00 Jakarta Time.

Mechanism to adopt resolution in the Meeting was conducted by deliberation to reach a consensus. But in the event that the deliberation to reach a consensus cannot be reached then the resolution was conducted by voting.

Whereas the Meeting has resolved the following resolutions as set forth in Deed of Minutes of the Annual General Meeting of Shareholders of Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk, dated April 17, 2015 number 26, made by Notary Ashoya Ratam SH, M.Kn, which is summary is as follows:

First Agenda	Approval of the Company’s Annual Report for the 2014 Financial Year, including the Board of Commissioner’s Supervisory Report.
Number of Shareholders who Ask Questions	3 shareholders who ask questions related to combined First and Second Agenda
The Result of Decision Making	Agree	Disagree	Abstain
	80,652,633,968 shares or 99.71%	13,050,100 shares or 0.016%	224,167,573 shares or 0.277%
Resolution

Meeting with the majority vote 99.98% of the total votes issued in the Meeting resolved to:

To approve the Annual Report of the Company which in principle have been presented in the Meeting by the Board of Directors was regarding the condition and operation of the Company for the Financial Year 2014 including the Board of Commissioners’ Supervision Duty Report for the Financial Year 2014.

Second Agenda

Ratification of the Company’s financial statements and Partnership and Community Development Program (Program Kemitraan dan Bina lingkungan) Annual Report for the 2014 Financial Year and acquittal and discharge of all members of the Board of Directors and the Board of Commissioners.

Number of Shareholders who Ask Questions	3 shareholders who ask questions related to combined First and Second Agenda
The Result of Decision Making	Agree	Disagree	Abstain
	80,628,943.861 shares or 99.68%	13,136,900 shares or 0.016%	247,770,880 shares or 0.306%
Resolution

Meeting with the majority vote 99.98% of the total votes issued in the Meeting resolved to approve:

1.   To ratify:

1.     The Company’s Financial Statements (Consolidated) for the Financial Year 2014 which has been audited by the Public Accountant Office Purwantono, Suherman & Surja (a member firm of Ernst & Young Global Limited) according to its report number RPC 6824/PSS/2015 dated 27 February 2015 stated with opinion “the consolidated financial statements report present fairly, in all material respects in accordance with Indonesian Financial Accounting Standards”;

2.     Partnership and Community Development Annual Report for the Financial Year 2014 which compiled pursuant to Minister of State Owned Enterprises Regulation that is comprehensive accounting bases besides Indonesian Financial Accounting Principle that generally accepted in Indonesia and have been audited by the Public Accountant Office Purwantono, Suherman & Surja (a member firm of Ernst & Young Global Limited) according to its report RPC-6644/PSS/2015 dated 11 February 2015 stated with opinion  “the accompanying financial statements present fairly, in all material respects in accordance  with the Non Publicly Accountable Entities Financial Accounting Standards”.

2.   Then, by the approval of the Company’s Annual Report and the ratification of Financial Statement for the Financial Year 2014 and Annual Report on Partnership and Community Development Program for the Financial Year 2014, the Meeting hereby grant a full acquittal and discharge (volledig acquit et decharge) to all members of the Board of Directors who serves in the Financial Year 2014 for their management of the Company and all members of Board of Commissioners who serves in the Financial Year 2014 for the supervision of the Company and management and supervision of the Partnership and Community Development Program performed during the Financial Year 2014, as long as the actions  are reflected in the Company’s Annual Report, Financial Statements for Financial Year 2014 and Annual Report of Partnership and Community Development for the Financial Year 2013 above and the actions are  not contradict with the prevailing laws and regulations.

Third Agenda	Appropriation of the Company’s net income for the 2014 financial year
Number of Shareholders who Ask Questions	1 shareholder who ask questions related to Third Agenda.
The Result of Decision Making	Agree	Disagree	Abstain
	80,388,375,840 shares or 99.38%	334,101,328 shares or 0.413%	167,374,473 shares or 0.207%
Resolution

Meeting with the majority vote 99,59% of the total votes issued in the Meeting resolved to approve to:

1.        The appropriation of the Company’s net profit for the Financial Year 2014 in the amount of Rp14,638,101,099,000,- which will be allocated to:

a.    Cash Dividend amounting to 50% of the net profit or in the amount of Rp7,319,009,885,880,- or in the amount Rp74.55 per share based on the number of shares issued (excluding the shares already bought back by the Company) as of the date of the Meeting date which numbers 98,175,853,600 shares;

b.    Special Dividend amounting to 10% from net profit or in the amount of Rp1,463,801,977,176,- or in the amount Rp14.91 per share based on the number of shares issued (excluding the shares already bought back by the Company) as of the date of the Meeting date which numbers 98,175,853,600  shares;

c.     Recorded as Retained Earning in the amount of 40% from net profit or amounting to Rp5,855,289,235,944,- which will be used for the development of the Company.

2.        The distribution of Cash Dividend and Special Dividend for the Financial Year 2014 will be conducted with the following conditions:

a.    those who are entitled to receive Cash Dividend and Special Dividend are shareholders whose names are recorded in the Company’s Shareholders on April 29, 2015 up to 16.00 Western Indonesia Standard Time;

b.    Cash Dividend and Special Dividend shall be paid all at once on May 21, 2015.

3.        To the Board of Directors granted the authorization to regulate further the procedure of dividend distribution and to announce the same with due observance of the prevailing laws and regulations in the stock exchange where the Company’s share are listed.

Fourth Agenda	Determination of remuneration for members of the Board of Directors and the Board of Commissioner for the 2014 financial year.
Number of Shareholders who Ask Questions	1 shareholder who ask questions related to Fourth Agenda.
The Result of Decision Making	Agree	Disagree	Abstain
	78,601,267,366 shares or 97.17%	1,982,610,895 shares or 2.451%	305,973,380 shares or 0.378%
Resolution

Meeting with the majority vote 97.55% of the total votes issued in the Meeting resolved to approve:

To grant authority and authorize to the Board of Commissioners, with prior approval from Seri A Dwiwarna shareholder to determine the amount of tantieme  which will be given to the members of Board of Director and Board of Commissioners for the Financial Year 2014 and also to determine the amount of the salary/honorarium, allowances, facilities and other incomes for the members of Board of Director and Board of Commissioners for the 2015 year.”

Fifth Agenda

Appointment of a Public Accounting Firm to audit the Company’s financial statements for the 2015 financial year, including audit of internal control over financial reporting and appointment of a Public Accounting Firm to audit the financial statement of the Partnership and Community Development Program for the 2015 financial year.

Number of Shareholders who Ask Questions	There is no Shareholder ask question related to Fifth Agenda
The Result of Decision Making	Agree	Disagree	Abstain
	77,775,703,194 shares or 96.15%	2,827,121,823 shares or 3.495%	287,026,624 shares or 0.355%
Resolution

Meeting with the majority vote 96,50% of the total votes issued in the Meeting resolved to approve:

1.        Reappointment of Public Accounting Firm Purwantono, Suherman & Surja (a member firm of Ernst & Young Global Limited) to conduct an integrated audit of the Company for the Financial Year 2015 which include  the audit of the Consolidated Financial Statements of the Company, and the audit of the Internal Control over Financial Reporting for the Financial Year 2015 and to  audit the Financial Statements of Partnership and Community Development Program for the Financial Year 2015.

2.        Reappointment of Public Accounting Firm Purwantono, Suherman & Surja (a member firm of Ernst & Young Global Limited) to audit the appropriation of funds for the Partnership and Community Development Program for the Financial Year 2015.

3.        To grant authority to the Boards of Commissioners to determine the  appropriate audit fee and other terms and conditions of appointment of the relevant Public Accounting Firm.

4.        To grant authority to the Board of Commissioners to appoint an alternate Public Accounting Firm and  determine the term and condition of its appointment; in the event the appointed Public Accounting Firm cannot perform or continue its duty for any reason including does not achieve  conformity for audit fee.

Sixth Agenda	Amendments of Article of Association.
Number of Shareholders who Ask Questions	2 shareholders who ask questions related to Sixth Agenda
The Result of Decision Making	Agree	Disagree	Abstain
	78,402,944,954 shares or 96.93%	2,099,371,470 shares or 2.595%	387,535,217 shares or 0.479%
Resolution

Meeting with the majority vote 97.40% of the total votes issued in the Meeting resolved to approve:

1.   To amendment of some provisions of Articles of Associations of the Company to comply with Financial Services Authority regulations Number 32/POJK.04/2014 regarding the Plan and the Convening of the General Meeting of Shareholders of Public Company, Financial Services Authority regulations Number 33/POJK.04/2014 regarding Board of Directors and Board of Commissioners of Issuers and Public Company, regulation of the Minister of State Owned Enterprises Number PER-02/MBU/02/2015 regarding Requirements and Procedures for Appointment and Dismissal of Members of the Board of Commissioners and Supervisory Board of State Owned Enterprises, Regulation of the Minister of State Owned Enterprises Number PER-03/MBU/02/2015 regarding Requirements, Procedures for Appointment and Dismissal of member of the Board of Directors of State Owned Enterprises and the Circular of the Minister for State Owned Enterprises Number 3/MBU/2010; and in order to addition the main and supporting business activities of the Company; addition of special rights of Shareholders Series A Dwiwarna, changes provisions concerning the authority of the Board of Directors limitation related the Board of Directors actions that require the approval of the Board of Commissioners in carrying out the management actions of the Company and as well as editorial and systematical revision of the Articles of Association related to the addition of the substance to the above Articles of Association; as such the changes are compiled in the matrix of the amendment Articles of Association that has been distributed to the shareholders of the Company.

2.   To grant authority to the Board of Directors of the Company with rights of substitution to restate the resolutions of this Meeting in relation with amendment of the Articles of Association of the Company, including to compile and restate all provision of Articles of Association of the Company in a notarial deed and further submit application approval and/or notify amendment of Articles of Association of the Company to the Minister of Law and Human Rights of the Republic of Indonesia and register it with the Company Registry and to announce in the State Gazzete of the Republic of Indonesia pursuant to the prevailing laws and regulations

Seventh Agenda	Delegation of authority to the Board of Commissioners for use/diversion Company’s Treasury Stock from Share Buy Back III & IV
Number of Shareholders who Ask Questions	2 shareholders who ask questions related to Seventh Agenda
The Result of Decision Making	Agree	Disagree	Abstain
	80,463,150,168 shares or 99.47%	46,415,200 shares or 0.057%	380,286,273 shares or 0.470%
Resolution

Meeting with the majority vote 99.94% of the total votes issued in the Meeting resolved to approve:

Grants authority and authorize to the Board of Commissioners with prior approval from Series A Dwiwarna for use/diversion Company’s Treasury Stock from Share Buy Back III and IV.

Eighth Agenda	Changes in Composition of the Board of the Company.
Number of Shareholders who Ask Questions	There is no Shareholder ask question related to Eighth Agenda
The Result of Decision Making	Agree	Disagree	Abstain
	55,717,503,768 shares or 68.88%	23,283,682,400 shares or 28.78%	1,888,665,473 shares or 2.335%
Resolution

Meeting with the majority vote 71.22% of the total votes issued in the Meeting resolved to approve:

1.   Honorably dismissal from their offices names as follows:

a.     Mister JOHNNY SWANDI SJAM as  Independent Commissioner;

b.     Mister IMAM APRIYANTO PUTRO as Commissioner;

c.     Mister VIRANO G NASUTION as Commissioner;

effective as of the close of the Meeting with appreciation for contribution of efforts and thoughts during their term as the member of Board of The Commisioners of the Company.

2.   Appoinment  the names as follows:

a.     Mister RINALDI FIRMANSYAH as Independent Commisioner;

b.     Mistress PAMIYATI PAMELA JOHANNA WALUYO as Independent Commisioner;

c.     Mister  MARGIYONO DARSASUMARJA as Commisioner;

with the term of office effective as of the close of the Meeting  and will end as of close  of the fitfth Annual General Meeting of Shareholders without prejudice  the right of General Meeting of Shareholders to dimiss anytime.

3.   For the members of Board of the Commisioners who appointed as reffered in number 2 above who still serve in other position that prohibited based on the prevailing regulation to concurrently performed with the position as the member of Board of Commisioner of State Owned Enterprises, then the concerned must resign from their position.

4.   By the dismissal and the appointment as stated  in number 1 and 2 above, the composition of the member of the Board of Commisioner are becomes as follows:

THE BOARD OF COMMISSIONERS:

Mistress  HENDRI SAPARINI as President Commissioner;

Mister HADIYANTO as Commissioner;

Mister PARIKESIT SUPRAPTO as Independent Commissioner;

Mister DOLFIE OTHNIEL FREDRIC PALIT as Commissioner;

Mister RINALDI FIRMANSYAH as Independent Commissioner;

Mistress PAMIYATI PAMELA JOHANNA WALUYO as Independent Commissioner;

Mister  MARGIYONO DARSASUMARJA as Commissioner.

Schedules and Rules for The Distribution of 2014 Financial Year Dividend

1.     In accordance to the resolution of the AGMS Telkom dated April 17, 2015, payment of cash dividend for the 2014 financial year is 50% of the net profit or in the amount of Rp7,319,009,885,880,- or Rp74.55 per share and an additional special cash dividend of 10% of the net profit or in the amount of Rp1,463,801,977,176,- or Rp14.91 per share, based on the number of shares issued (not including the shares bought back by the Company as of the Meeting date), and shall be distributed as follows

Recording Date Regular and Negotiation Market Cum Dividend Ex Dividend Cash Market Cum Dividend Ex Dividend Payment Date	= April 29, 2015; 16.00 Jakarta Time = April 24, 2015 = April 27, 2015 = April 29, 2015 = April 30, 2015 = May 21, 2015

2.     The eligible shareholders are shareholders registered in the Company’s Shareholders Registry on April 29, 2015 at 16.00 Jakarta Time, or at Kustodian Sentral Efek Indonesia (”KSEI”) securities account at the close of trading on April 29, 2015.

3.     For American Depositary Shares holders, the New York Stock Exchange regulations shall prevail and payment of cash dividend will be made through Custodian Bank which was appointed by the Bank of New York-Mellon, for the amount of shares registered at the Register List of ADS holders at the Company’s Registrar and KSEI referring to Recording Date on April 29, 2015.

4.     For shareholders whose shares are registered at Collective Deposits in KSEI, cash dividend will be paid through the KSEI and will be distributed to Securities Companies’ or Custodian Banks’ accounts on May 21, 2015. Payment receipt will be delivered to Securities Companies and Custodian Banks in which shareholders open their accounts.

5.     For shareholders whose shares are not registered at Collective Deposits in KSEI, the Company will send notice of dividend payment (”SPPD”) to shareholders’ address.

a.       Cash dividend will be paid in cash at the nearest branch of PT Bank Negara Indonesia Persero, Tbk (”BNI”), in all places in Indonesia. Shareholders are obligated to bring along the valid original Identity Card and if it is authorized to another person, the copy of the valid original Identity Card of both personnel should be attached to the power of attorney.

b.       The cash dividend will only be transferred by the Company to the shareholders’ bank account if:

                          i.     The amount of cash dividend received is at least Rp500,000; and

                        ii.     The complete transfer request must be delivered at the latest on April 29, 2015 to the Company’s Registrar, PT Datindo Entrycom, Puri Datindo-Wisma Sudirman, Jl. Jend. Sudirman Kav. 34-35, Jakarta 10220.

6.     Tax shall be imposed in accordance with the applicable Indonesian tax regulations. The amount of tax shall be deducted from the amount of cash dividend for 2014 financial year received by each shareholders.

7.     For shareholders considered as Domestic Tax Payer in the form of entity that does not have a tax register number (Nomor Pokok Wajib Pajak/”NPWP”), they should register their tax register number to KSEI or the Company’s Registrar PT Datindo Entrycom, Puri Datindo-Wisma Sudirman, Jl. Jend. Sudirman Kav. 34-35, Jakarta 10220 at the latest April 29, 2015 at 16.00 Jakarta Time. If as of the said date KSEI or the Company’s Registrar has not received the NPWP, the cash dividend will be subject to article 23 of withholding tax law at the rate of 30%.

8.     For the shareholders considered as the Offshore Tax Payer which will use the Tax Treaty under the Agreement on the Prevention of the Imposition of Dual Taxes (P3B), it has to comply with Regulation of General Director of Tax No. PER-61/PJ/2009, which amended by Regulation of General Director of Tax No.PER-24/PJ/2010 and PER-62/PJ/2009 dated November 5, 2009, which amended by Regulation of General Director of Tax No. PER-25/PJ/2010 and Circular Letter of General Director of Tax No.SE-114/PJ/2009 dated December 15, 2009 by submitting Form DGT-1 or DGT-2 that have been legalized by the Tax Office of Go Public Company to KSEI or the Company’s Registrar at the latest April 30, 2015 at 16.00 Jakarta Time. If as the said date, KSEI or the Company’s Registrar has not received the form, the 2014 financial year cash dividend will be subject to article 26 withholding tax law at the rate of 20%.

9.     Evidence of dividend tax deduction for shareholders whose shares are registered with KSEI are available at Securities Companies and/or Custodian Banks at which it opens its account, and for shareholders whose shares are not registered with KSEI are available at the Company’s Registrar, starting June 15, 2015.

Announcement of this Summary of Minutes of Meeting is to comply with the provision under Article 34 paragraphs (1), (2) and (6) of Financial Service Authority Regulation No.32/POJK.04/2014 regarding The Plan and Implementationof A General Meeting of Shareholders for an Issuer or a Public Company

Bandung, April 22, 2015

PT Telkom Indonesia (Persero) Tbk

Board of Directors